Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-216099) of Barrick Gold Corporation (the company) of our report dated February 12, 2019 relating to the 2018 and 2017 consolidated financial statements and the effectiveness of internal control over financial reporting of the company as at December 31, 2018, which appears in Exhibit 99.1 to the company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 13, 2019

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership